SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)
Under the Securities Exchange Act of 1934
(Amendment No. 1)*

BLUEKNIGHT ENERGY PARTNERS, L.P.
(Name of Issuer)

Common Units
(Title of Class of Securities)

09625U109
(CUSIP Number)

Cushing MLP Asset Management, L.P.
8117 Preston Road, Suite 440
Dallas, Texas 75225
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

January 27, 2011
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page should be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 09625U109	13D	Page 2 of 7 Pages

1	NAMES OF REPORTING PERSONS. SWANK CAPITAL, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION TEXAS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,516,315
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,516,315
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,516,315
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.2%
14	TYPE OF REPORTING PERSON (See Instructions) OO, HC

CUSIP No. 09625U109	13D	Page 3 of 7 Pages

1	NAMES OF REPORTING PERSONS. CUSHING MLP ASSET MANAGEMENT, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION TEXAS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,516,315
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,516,315
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,516,315
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.2%
14	TYPE OF REPORTING PERSON (See Instructions) PN, IA

CUSIP No. 09625U109	13D	Page 4 of 7 Pages

1	NAMES OF REPORTING PERSONS. JERRY V. SWANK
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S. CITIZEN
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,516,315
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,516,315
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,516,315
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.2%
14	TYPE OF REPORTING PERSON (See Instructions) IN, HC

CUSIP No. 09625U109	13D	Page 5 of 7 Pages

The Schedule 13D filed on January 5, 2010 (the “Initial Schedule 13D”) on behalf of Cushing MLP Asset Management, LP (formerly known as Swank Energy Income Advisors, L.P., a Texas limited partnership (“Swank Advisors”), Swank Capital, L.L.C., a Texas limited liability company (the “Swank Capital”) as general partner of Swank Advisors, and Mr. Jerry V. Swank, the managing member of Swank Capital (“Mr. Swank”), relating to common units representing limited partner interests (the “Common Units”) of Blueknight Energy Partners, L.P., a Delaware master limited partnership (the “Partnership” or the “Issuer”) is hereby amended and supplemented as set forth below (the Initial Schedule 13D, as amended hereby, the “Schedule 13D”).  Capitalized terms used herein but not defined herein have the respective meanings defined in the Initial Schedule 13D.

Item 4.  Purpose of Transaction

Item 4 is hereby amended and supplemented by the following update:

On January 27, 2011, the Reporting Persons sent a letter (the “January 27 Letter”) to the Partnership in response to the Partnership’s response to the Reporting Persons’ Letter dated January 5, 2011.  The January 27 Letter expressed the Reporting Persons’ continuing disappointment in the Partnership’s decision to proceed with the GTA and clarified certain issues raised by the Partnership’s response to the Letter dated January 5, 2011.  A copy of the January 27 Letter is filed as Exhibit 99.3 hereto and is incorporated herein by reference.

Item 7. Material Filed as Exhibits

Exhibit No.	Description
99.1
Joint Filing Agreement dated January 5, 2011, between Swank Capital, Swank Advisors and Mr. Swank (incorporated by reference to Exhibit 99.1 to the Schedule 13D filed by the Reporting Persons on January 5, 2011).

99.2	Letter to Blueknight Energy Partners G.P., L.L.C., dated January 5, 2011 (incorporated by reference to Exhibit 99.2 to the Schedule 13D filed by the Reporting Persons on January 5, 2011).

99.3	Letter to Blueknight Energy Partners G.P., L.L.C., dated January 27, 2011 (furnished herewith).

CUSIP No. 09625U109	13D	Page 6 of 7 Pages

SIGNATURE

After reasonable inquiry and to the best of the knowledge and belief of the undersigned, such persons certify that the information set forth herein is true, complete and correct.

Dated: January 28, 2011

SWANK CAPITAL, LLC

/s/ Jerry V. Swank
By: Jerry V. Swank Managing Member

CUSHING MLP ASSET MANAGEMENT, LP

By: Swank Capital, LLC, its general partner

/s/ Jerry V. Swank
By: Jerry V. Swank Managing Member

/s/ Jerry V. Swank
Jerry V. Swank

CUSIP No. 09625U109	13D	Page 7 of 7 Pages

EXHIBIT INDEX

Exhibit No.	Description
99.1
Joint Filing Agreement dated January 5, 2011, between Swank Capital, Swank Advisors and Mr. Swank (incorporated by reference to Exhibit 99.1 to the Schedule 13D filed by the Reporting Persons on January 5, 2011).

99.2	Letter to Blueknight Energy Partners G.P., L.L.C., dated January 5, 2011 (incorporated by reference to Exhibit 99.2 to the Schedule 13D filed by the Reporting Persons on January 5, 2011).

99.3	Letter to Blueknight Energy Partners G.P., L.L.C., dated January 27, 2011 (furnished herewith).